Morgan Stanley & Co. International plc

25 Cabot Square, Canary Wharf

London E14 4QA

United Kingdom

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

U.S.A.

China Renaissance Securities (Hong Kong) Limited

Unit 8107-08, Level 81, International Commerce Centre

1 Austin Road West

Kowloon, Hong Kong

VIA EDGAR AND FACSIMILE

November 3, 2017

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel, Assistant Director
Ms. Kathleen Krebs, Special Counsel
Scott Anderegg, Staff Attorney
Mr. William Mastrianna, Attorney-Adviser
Mr. Robert S. Littlepage, Accountant Branch Chief
Mr. Joseph Cascarano, Senior Staff Accountant

Re:	Four Seasons Education (Cayman) Inc. (CIK: 0001709819)
Registration Statement on Form F-1, as amended (File No. 333-220951)
Registration Statement on Form 8-A (File No. 001-38264)

Ladies and Gentlemen:

We hereby join the Company in connection with its request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:30 p.m., Eastern Time, on November 7, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between October 27, 2017 and the date hereof, more than 1,903 copies of the Company’s preliminary prospectus dated October 27, 2017 were distributed to dealers and institutional investors.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. INTERNATIONAL PLC

CITIGROUP GLOBAL MARKETS INC.

CHINA RENAISSANCE SECURITIES (HONG KONG) LIMITED

As Representatives of the several Underwriters

MORGAN STANLEY & CO. INTERNATIONAL PLC

By: /s/ David Lau
Name: David Lau
Title: Managing Director

[Underwriters Acceleration Request]

CITIGROUP GLOBAL MARKETS INC.

By: /s/ Ho-Yin Lee
Name: Ho-Yin Lee
Title: Managing Director

[Underwriters Acceleration Request]

CHINA RENAISSANCE SECURITIES (HONG KONG) LIMITED

By: /s/ Henry Tsai
Name: Henry Tsai
Title: Managing Director

[Underwriters Acceleration Request]